LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

March 29, 2010

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Attn:	Amanda L. Ravitz, Branch Chief – Legal
Jean Yu
Michelle Lacko, Esq.

Re:	Empire Post Media, Inc. (“Registrant”)
Amendment No. 4 to Registration Statement on Form S-1
Filed on December 16, 2009
File No.  333-163782

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”).  The Amendment No. 4 has been revised in accordance with the Commission’s March 26, 2010 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus

Empire, page 3

1.
In accordance with your comment we have expanded our disclosure in paragraph 4 under “Empire” on page 3 and on page 17 to include proposed long term capital costs of between $50,000 and $75,000 which is managements estimate at this time.

We May Incur Significant Costs To Be A Public Company, page 7

2.	In accordance with your comment we have expanded this “Risk Factor” to reflect the Registrant’s limitation on checks and balances

Exhibit 5.1

3, 4.	In accordance with your comment we have revised both the first and second paragraph of our opinion letter.

Other

5.	We shall comply with Rule 3-12 of Regulation S-X. We expect the Registration Statement to become effective before updated financial statements are required.

LAW OFFICES OF
William B. Barnett

Securities and Exchange Commission
Ms. Ravitz, Branch Chief-Legal
March 29, 2010

6.	A currently dated consent from the independent public accountant is included in the Amendment No. 4.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively concur with the Registrant’s request Amendment No. 4 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Friday, April 2, 2010.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours, Law Offices of William B. Barnett

William B. Barnett

WBB: scc
cc/ Peter Dunn, President